SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HERLEY INDUSTRIES, INC.

(Name of Subject Company (Issuer))

LANZA ACQUISITION CO.

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share	50077B207
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Eric DeMarco
President and Chief Executive Officer
4820 Eastgate Mall
San Diego, California 92121
(858) 812-7300

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of
Filing Persons)

Copies to:

Deyan P. Spiridonov
Teri O’Brien
Paul, Hastings, Janofsky & Walker LLP
4747 Executive Drive
12th Floor
San Diego, CA 92121
(858) 458-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable*	Not applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form of Registration No.:	N/A	Date Filed:	N/A

☒       Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒       third party tender offer subject to Rule 14d-1

☐       issuer tender offer subject to Rule 13e-4

☐       going private transaction subject to Rule 13e-3

☐       amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Additional Information and Where to Find It

No statement in this document or the attached exhibit is an offer to purchase or a solicitation of an offer to sell securities. The tender offer for the shares of common stock of Herley Industries, Inc. (“Herley”) has not commenced.  The Company intends to file a tender offer statement on Schedule TO with the SEC, and Herley also intends to file a solicitation/recommendation statement on Schedule 14D-9, with respect to the tender offer described in this document and the exhibit attached hereto. Any offers to purchase or solicitations of offers to sell will be made only pursuant to such tender offer statement. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the related solicitation/recommendation statement will contain important information, including the various terms of, and conditions to, the tender offer, that should be read carefully by Herley’s stockholders before they make any decision with respect to the tender offer. Such materials, when prepared and ready for release, will be made available to Herley’s stockholders at no expense to them. In addition, at such time such materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and may also be obtained by directing a request to the Corporate Secretary of Kratos Defense & Security Solutions, Inc., at (858) 812-7300.

Item 12.   Exhibits.

99.1                              Power-Point Presentation, including slides from an investor presentation conducted by Kratos Defense & Security Solutions, Inc. (the “Company”), on February 10, 2011, at the S.G. Cowen 32nd Annual Aerospace/Defense Conference, related to the Company’s business and its pending acquisition of Herley Industries, Inc., a copy of which is also posted on the Company’s website at www.kratosdefense.com.